May 6, 2009

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for Fiscal Year Ended
December 31, 2008
File No. 1-33551

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Mr. Decker:

On behalf of The Blackstone Group L.P., we are responding to your comment letter, dated April 22, 2009, regarding our Form 10-K for Fiscal Year Ended December 31, 2008.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-K.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Where appropriate, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future periodic filings, including our future interim filings.

The Blackstone Group® L.P. 345 Park Avenue New York, NY 10154 212 583-5000

Mr. Rufus Decker

May 6, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Segment Analysis, page 69

2.	Your disclosures regarding both the Corporate Private Equity and the Real Estate segments indicate that the negative Performance Fees and Allocations revenues and Investment Income (Loss) and Other were driven by a net depreciation in the fair value of certain portfolio investments. Please revise your filing to more clearly explain which portfolio investments experienced depreciation in their fair value during the period and the reasons why. To the extent that you had other portfolio investments which experienced appreciation in fair value and therefore partially offset the depreciation in fair value of other investments, please explain the nature of the investments which appreciated and the reasons why you believe their fair value increased.

We acknowledge the Staff’s comment regarding enhancing disclosures to explain which portfolio investments experienced appreciation and depreciation in their fair values in the Corporate Private Equity and Real Estate segments and propose to include additional disclosures in our upcoming filings. Specifically, in our March 31, 2009 Form 10-Q we will revise our Segment Analysis which is in Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, to add the following:

Corporate Private Equity—The net depreciation of the segment’s underlying portfolio investments was approximately (3%) in the first quarter of 2009 compared to approximately (5%) and (20%) in the first and fourth quarters of 2008, respectively, as declines in telecommunications, hospitality and food service portfolio investments were partially offset by increases in energy investments and non-cyclicals.

Real Estate—Revenues were $(211.9) million for the three months ended March 31, 2009, a decrease of $259.8 million compared to $47.9 million for the three months ended March 31, 2008. The decreases in Performance Fees and Allocations and Investment Income (Loss) and Other were due principally to net depreciation in the fair value of the segment’s underlying portfolio investments of approximately (19%) compared with net depreciation of approximately (1%) and (30)% for the first and fourth quarters of 2008, respectively. The net depreciation in the first quarter of 2009 was primarily the result of a reduction in the fair value of certain investments in our portfolios due to revised operating projections for our portfolio investment companies, particularly in the office and lodging sectors. Office fundamentals, which generally trail the change in the overall economy, continued to deteriorate during the first quarter of 2009. Specifically, the vacancy rate in commercial office space has risen as leasing velocity has slowed. Additionally, the current economic environment continued to exert pressure on the operating results of hospitality assets.

Critical Accounting Policies, page 83

Performance Fees and Allocations, page 84

3.

Please enhance your current disclosures to more clearly explain both how it is possible to have negative Performance Fees and Allocations revenue in any given period and explain the manner in which you account for negative Performance Fees and Allocations. You also indicate that Performance Fees and Allocations revenue can never be negative

Mr. Rufus Decker

May 6, 2009

over the life of the fund. Please expand your disclosure to clearly explain how you are able to prevent Performance Fees and Allocations revenue from being negative over the life of the fund.

We acknowledge the Staff’s comment regarding enhancing disclosures to explain the possibility of incurring negative Performance Fees and Allocations in a reporting period but not over the life of a fund and propose to include additional disclosures in our upcoming filings. Specifically, we will revise the following paragraph in our March 31, 2009 Form 10-Q which is in Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Revenue Recognition, to add the underlined:

Performance Fees and Allocations. Performance fees and allocations represent the preferential allocation of investment gains (“carried interest”) which are a component of our general partner interests in the corporate private equity, real estate and certain of our credit-oriented funds. The firm receives carried interest from a fund in the event investors in the fund achieve cumulative investment returns in excess of a specified rate. We accrue as revenue (and/or adjust previously recorded revenue to reflect) the amount that would be due to us pursuant to the fund agreements at each reporting period end as if the fair value of the investments were realized as of such date, whether or not such amounts have actually been realized. In certain performance fee arrangements related to funds of hedge funds and certain of our credit-oriented funds in our Marketable Alternative Asset Management segment, we are entitled to receive performance fees and allocations when the return on assets under management exceeds certain benchmark returns or other performance targets. In such arrangements, performance fees and allocations are accrued monthly or quarterly based on measuring account/fund performance to date (whether or not such amounts have actually been realized) versus the performance benchmark stated in the investment management agreement. Each fund is considered separately for purposes of these arrangements. Accordingly, to the extent the amount that would be due to us in respect of a fund at a reporting period end is lower than the amount of performance fees or allocations that we have previously recognized in respect of such fund, we may reflect negative performance fees and allocations as this amount is reversed. However, we would cease to record negative performance fees and allocations with respect to a fund once previously recorded performance fees and allocations for such fund have been fully reversed (as the firm is not required to pay negative performance fees to any fund). We are not obligated to pay guaranteed returns or hurdles and, therefore, cannot have negative performance fees over the life of a fund.

Goodwill and Identifiable Intangible Assets page 87

4.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

Sufficient information to enable a reader to understand how you apply your discounted cash flow methodology in estimating the fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analyses;

Mr. Rufus Decker

May 6, 2009

•	How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. For example:

•	Cash flows

•	Growth rates/terminal calculations

•	Discount rates

•	Use of a weighted average cost of capital or a cost of equity method

•	Risk applications

•	Control Premiums

•	If you use a market based approach, discuss the method used and the assumptions and multiples used; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

We acknowledge the Staff’s comment regarding enhancing disclosures concerning goodwill and propose to include additional disclosures in our upcoming filings. Specifically, we will include the following disclosure in our March 31, 2009 Form 10-Q which is in Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Goodwill and Identifiable Intangible Assets. Our proposed additional disclosures are highlighted as follows:

We test goodwill for impairment at the operating segment level (the same as our reportable segments). Management has organized the firm into four operating segments. All of the components in each segment have similar economic characteristics and management makes key operating decisions based on the performance of each segment. Therefore, we believe that operating segment is the appropriate reporting level for testing the impairment of goodwill. In determining fair value for each of our segments, we utilize a discounted cash flow methodology based on the adjusted cash flows from operations for each segment. We believe this method provides the best approximation of fair value. In calculating the discounted cash flows, we begin with the adjusted cash flows from operations of each segment. We then determine the most likely growth rate by operating segment for each of the next five years and keep the growth rates for years six through twenty flat to the growth rate used in year five. We assume no terminal value for any segment, nor do we apply a control premium. The discounted cash flow analysis assumes no borrowings, but includes an allocation of interest expense for the assumed unused commitment fee on Blackstone’s revolving credit

Mr. Rufus Decker

May 6, 2009

facility, which is allocated to each segment. We next perform a sensitivity analysis using various discount rates and based on this sensitivity analysis, we determine the most appropriate discount rate to utilize in our discounted cash flow analysis, based on current market parameters.

For the 2007 annual impairment test, we utilized the fair value that was prepared in conjunction with the IPO. Given the short passage of time between the IPO date of June 2007 and the annual impairment testing date of October 1, 2007, the fair value did not change significantly and far exceeded the carrying value at such date. In 2008, Blackstone utilized the discounted cash flow model, described above, to approximate the fair value of each of its segments.

Clawback Obligations, Page 90

5.	You disclose on page 135 that you have an accrual of possible repayment of previously received Performance Fees and Allocations of $260 million. Please enhance your disclosure to clearly explain the relationship between negative Performance Fees and Allocations revenue and your clawback obligations. Please revise your disclosure to indicate either which funds have clawback obligations or the number of funds that have clawback obligations as of each balance sheet date. Please also disclose the expected end of the life of each respective fund that has a clawback obligation associated with the fund. Your disclosure should also include funds that have provisions for interim clawback.

We acknowledge the Staff’s comment regarding enhancing disclosures to explain the relationship between negative Performance Fees and Allocations revenue and clawback obligations and have proposed to include additional disclosures in our upcoming filings (See our response to comment number 3). We also acknowledge the Staff’s request to provide the number of funds which have clawback obligations and the expected end of the life of such funds that have an associated clawback obligation. Specifically, we will revise the following paragraph in our March 31, 2009 Form 10-Q which is in Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Contractual Obligations, Commitments and Contingencies. Our proposed additional disclosures are highlighted as follows:

Clawback Obligations

At March 31, 2008, none of the general partners of our corporate private equity, real estate or credit-oriented funds had an actual cash clawback obligation to any limited partners of the funds. For financial reporting purposes at period end, the general partner has reflected a potential clawback obligation to the limited partners of some of our carry funds due to changes in the unrealized value of a fund’s remaining investments where the fund’s general partner has previously

Mr. Rufus Decker

May 6, 2009

received carried interest distributions with respect to such fund’s realized investments; however, the payment of a potential clawback obligation for the benefit of the fund’s limited partners is not due until the end of the life of the respective fund following the “wind-up” period, except in the case of our real estate funds, which have a provision for interim clawback when losses have been realized and have not been recouped within one year of the loss. The terms of our various funds for which there is currently a pending clawback obligation, including available contemplated extensions, are currently anticipated to expire at various points beginning towards the end of 2012 and extending through 2018, recognizing that the general partners and limited partners in a fund may mutually agree to amend the applicable fund agreements to provide for further extensions of such terms. Since the inception of the funds, the general partners have not been required to make a cash clawback payment. We do not currently forecast any material clawback liabilities and, if at all, would be many years away.

Consolidated and Combined Financial Statements

10. Net Loss Per Common Unit, page 129

6.	You indicate that the Partnership has calculated net loss per unit under the two-class method in accordance with EITF 03-06. It is unclear how you determined the basic net loss per common unit—common units not entitled to priority distributions of $(3.09). Please provide us with a comprehensive explanation that shows how you calculated your basic loss per common unit—common units not entitled to priority distributions.

Our earnings per common unit was calculated in accordance with the guidance under EITF Issue No. 03-06, Participating Securities and the Two-Class Method Under FASB Statement 128 (“EITF 03-06”) as follows:

1.	Net loss was increased by the total quarterly priority distributions to be paid on common units outstanding at the end of the reporting period equaling total Undistributed Net Loss for the period.

2.	Total Undistributed Net Loss was allocated to each class of units based upon the percentage of each class’ weighted-average units outstanding as a percentage of total weighted-average units outstanding for the period.

3.	The Undistributed Net Loss allocated to each unit class was divided by the weighted-average number of units outstanding for the period. For Common Units Not Entitled to Priority Distributions the results of this equation equal the Basic Net Loss per Common Unit—Common Units Not Entitled to Priority Distributions.

4.	For Units Entitled to Priority Distributions the priority distribution amount of $0.30 was added to the results of the equation in Step #3 to calculate the Basic Net Loss per Common Units—Common Units Entitled to Priority Distributions.

Specifically, with respect to Common Units Not Entitled to Priority Distributions, basic earnings per common unit was calculated by dividing Undistributed Loss – Common Unitholders Not Entitled to Priority Distributions of $9.2 million by 3.0 million weighted-average common units outstanding from July 1, 2008 through December 31,

Mr. Rufus Decker

May 6, 2009

2008, in accordance with the guidance in paragraph 45 of SFAS No. 128, as this is the period for which the units were outstanding. This class of common unit did not exist prior to the third quarter of 2008 and therefore no earnings per common unit were calculated for the periods prior to July 1, 2008. No unaffiliated person holds any common units not entitled to priority distributions.

The 1.5 million weighted-average common units outstanding not entitled to priority distributions disclosed on page 130 represent the weighted average common units outstanding for the entire 2008 year. Finally, the priority distribution, as described within our Form 10-K, exists only through December 31, 2009. Therefore, beginning in fiscal year 2010, we do not anticipate the need to disclose our earnings per unit under the two-class method as prescribed by EITF 03-06.

* * *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi

Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission
Mr. Ernest Greene, Staff Accountant
Ms. Lisa Haynes, Staff Accountant